Exhibit 99.4

Ordinary Shareholders’ Meeting of Intesa Sanpaolo S.p.A. summoned for 30th April 2007 (first call) and 3rd May 2007 (second call)

The shareholders Fondazione Monte dei Paschi di Siena, holding no. 49,324,560 ordinary shares  representing 0.416% total ordinary shares, and Fondazione Cariparma, holding no. 260,515,202 ordinary shares representing 2.199% of total ordinary shares, present the following list of candidates for the appointment of two members to the Supervisory Board for the financial years 2007/2008/2009:

1.               BELLAVITE PELLEGRINI CARLO

2.               TINELLI DAVIDE

The list is available at the registered office in Turin, Piazza San Carlo 156, together with the declarations provided for by the Articles of Association.

14th April 2007

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Carlo Bellavite Pellegrini (Milan, 1967), graduated in Economics from the Cattolica University in Milan. After a number of various national and international academic experiences, he was appointed associate professor of Corporate Finance at the Cattolica University in Milan. He is author of various scientific publications and is enrolled with the Order of Accountants. He has held posts of administration, auditing and control in prestigious companies. Currently, he is board director of Milano-Serravalle and Tangenziali Milanesi S.p.A. and as auditor of the Milan city council.

Davide Tinelli (Turin, 1964), graduated in Economics from Turin University and started his career at the Istituto Bancario San Paolo di Torino, where he held a various number of qualified posts; after activities in the field of financial analysis and research, he worked is in the asset management sector and was Chief Investment Officer in Sanpaolo IMI Institutional Asset Management S.g.r. Then, he moved to the Compagnia di San Paolo where he is currently Head of Finance, in addition to institutional posts held in different Entities.